THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 DEC -9 AM 10: 14

82-3708

November 20, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

02060953

Dear Sirs,

We hereby inform you that at the Board Meeting of the Company held on 20th November, 2002, following changes in the Company's Board of Directors have been considered:

1. The following Directors have resigned:
   - Dr. Prabodh M. Desai.
   - Mr.J.C.Shah.
   - Mr. Shailen H. Desai..
   - Mr. J. P. Shah.
   - Mr. V. L. Mote
   - Mr. Naishadh I. Parikh

2. The following have been appointed as Directors on the Board of Directors:
   - Mr. Jayesh K. Shah
   - Mr. Deepak M. Satwalekar
   - Mrs. Rama Bijapurkar
   - Mr. Jaithirth Rao

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

3. Mr. Arvind N. Lalbhai, Chairman and Managing Director of the Company has resigned from the position of Managing Director of the Company but will continue as Director and Chairman of the Board of Directors of the Company.

4. Mr. Jayesh K. Shah has been appointed as a Wholetime Director on the Board of Directors of the Company with the designation of Director and Chief Financial Officer.

Kindly bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

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THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

November 20, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

We have to inform you that Register of Members and Share Transfer Books of the Company will remain closed from Monday, the 23rd December, 2002 to Tuesday, the 24th December, 2002 (both days inclusive) for the purpose of Annual General Meeting.

Further, we declare that all the securities received for transfer one month prior to the date of intimation of the closure of Register of Members have been duly transferred and despatched to the transferees and that the securities pending for transfer and further securities lodged for transfer will be transferred and despatched within a period of two months from the date of receipt.

Kindly bring this to the notice of all concerned

Thanking you,

Yours faithfully,

Asst. Company Secretary